Exhibit 99.2

JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873 WIPRO LIMITED TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING EQUITY SHARES OF WIPRO LIMITED Please refer to the reverse side of this card for the Resolutions to be voted. FOLD AND DETACH HERE FOR AGAINST Res. 1 Res. 2 Res. 3 Address change Mark box, sign and indicate changes/comments below: Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA SPECIAL RESOLUTIONS 1. Re-appointment of Mr. Deepak M. Satwalekar (DIN: 00009627) as an Independent Director on the Board of Wipro Limited (the “Company”)2. Approval for migration of shares allocated for the restricted stock units under the Wipro Employee Restricted Stock Unit Plan 2005 and Wipro Employee Restricted Stock Unit Plan 2007 to the ADS Restricted Stock Unit Plan 20043. Approval for extension of benefits under the ADS Restricted Stock Unit Plan 2004 to the eligible employees of Wipro Limited group companies, including its subsidiaries and associate companiesWipro Limited JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873 Voting Instruction CardJPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that an announcement of results of Shareholder Voting of Wipro Limited (the “Company”) will be held by way of postal ballot on or before April 1, 2025, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your ADRs FOR or AGAINST the Resolutions proposed, or any of them, as the case may be, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 a.m. Eastern Time, March 26, 2025. Only the registered holders of record at the close of business on March 10, 2025, will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Equity Shares of Wipro Limited, record date of March 10, 2025, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote the underlying Equity Shares of the Company represented by such ADRs on the Resolutions. These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such ADRs will not be voted by the Depositary. Please visit the Company’s website, https://www.wipro.com/investors/corporate-governance/e-voting-and-postal-ballot/ to view and download the notice of postal ballot which also contains an explanatory statement with respect to the Resolutions, that are up for voting through the postal ballot route and for additional information to ADR holders relating to procedures, Tax Disclosures, and Limitations of Liability. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 9:00 a.m. Eastern Time, March 26, 2025. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.